SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTH HEMISPHERE’S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES FIRST QUARTER 2004 CONSOLIDATED EARNINGS RESULTS OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Brasilia, Brasil – April 26, 2004 – Tele Centro Oeste Celular Participações S.A. (“TRO”), (BOVESPA: TCOC3 (Common); TCOC4 (Preferred); NYSE: TRO), discloses today its consolidated results for the first quarter 2004 (1Q04). The closing rates for April 26, 2004 were: TCOC3: R$ 10.10 / 1,000 shares, TCOC4: R$ 10.24 / 1,000 shares and TRO: US$ 10.48 / ADR (1:3,000 preferred shares). TRO operates in the Federal District and in 11 states of Brazil: Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima and Tocantins, covering an authorized area of 5.8 million km2 with 31.8 million inhabitants, which is approximately 18% of the total Brazilian population. .

Except where otherwise stated, the financial and operating information here is presented on a consolidated basis in accordance with the Brazilian Corporate Law:

HIGHLIGHTS

Tele Centro Oeste
R$ million	1Q04	4Q03	Δ %	1Q03	Δ %

Net Operating Revenue	462.6	552.5	-16.3%	413.1	12.0%
Net Operating Revenue from Services	404.4	435.0	-7.0%	375.7	7.6%
Net Operating Revenue from handsets	58.2	117.5	-50.5%	37.4	55.6%
Total Operating Costs	(268.5)	(381.3)	-29.6%	(250.9)	7.0%
EBITDA	194.1	171.2	13.4%	162.2	19.7%
EBITDA Margin (%)	42.0%	31.0%	11.0 p.p.	39.3%	2.7 p.p.
Depreciation and Amortization	(51.8)	(43.5)	19.1%	(47.0)	10.2%
EBIT	142.3	127.7	11.4%	115.2	23.5%
Net Profit	99.6	137.1	-27.4%	92.2	8.0%
Profit per share (R$ per 1,000 shares)	0.26	0.36	-27.8%	0.24	8.3%
Profit per ADR (R$)	0.78	1.08	-27.8%	0.73	6.9%
Number of shares (billion)	381.4	379.2	0.58%	379.2	0.58%

Capital Expenditures	41.8	90.7	-53.9%	31.0	34.8%
Investment as % of revenues	9.0%	16.4%	7.4 p.p.	7.5%	1.5 p.p.
Operating Cash Flow	152.3	80.5	89.2%	131.2	16.1%

Clients (thousands)	4,452	4,112	8.3%	3,178	40.1%
Net additions	340	519	-34.5%	112	203.6%

Total figures are subject to discrepancies resulting from rounding up / down.

TRO, controlled by Telesp Celular Participações S.A. which along with Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A make up the assets of the Joint Venture between Telefónica Móviles and Portugal Telecom. On April 13, 2003, the “Vivo” brand was launched to unify the group’s operations, providing evidence of its coverage area and capitalizing on its national coverage and market strategy. Today the brand is Top of Mind in the Brazilian market.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

HIGHLIGHTS 1Q04
  TRO reached 4.452 million clients, a growth of 40.1% and 8.3% compared to 1Q03 and 4Q03, respectively.
  Commercial activity was intense as reflected by net additions of 340,000 new users in 1Q04, compared to 112,000 in 1Q03.
  TRO's contract customer base grew 10.9% while prepaid grew 50.9% compared to 1Q03.
  Net Profit totaled R$ 99.6 million in 1Q04, up 8.0% from the same period last year.
  EBITDA increased 19.7%, and EBITDA margin reached 42.0% in the period, which represents an increase of 2.7 percentage points when compared to 1Q03, despite the higher commercial activity.
  Operating cash flow of R$ 152.3 million in 1Q04, a raise of 16.1% from 1Q03, showing that the company generates sufficient cash flow to maintain its investments.
  Data Revenue is presenting strong growth, rising 123.7% from 1Q03, and represents 4.1% of net operating revenue from services in the quarter (2.0% in 1Q03).
  Productivity increase in 1Q04 of 51.8% and of 11.2% compared to 1Q03 and 4Q03, respectively.

Technological Innovation

As of October 29, 2003 TRO began operating high-speed Wireless Internet with its CDMA 1xRTT network. At the end of March 2004, the 1xRTT already covered the cities of Brasília, Goiânia and 42 additional municipalities in the region, reaching 42.4% of the population in Area 7. TRO, launched in October 2003 "Vivo ao Vivo" - a multimedia super platform, which is a revolution in the concept of service access. "Vivo ao Vivo" brings all services to the handset within reach of a click. "Vivo ao Vivo": Usage interface through icons which represent the operator’s main services – making it easy for the users to access and handle these services (WAP, SMS, voice mail, voice portal, MMS, tones and images, messaging, camera and customization – which is called “Meu Vivo ao Vivo” ).

The growing utilization of WAP has occurred driven by announcements of new services and applications such as chats and broadcasts for news applications. In 1Q04, 24% of the total client base in Area 7 and Area 8 possessed handsets with WAP service capability.

Basis of Presentation of Results

On July 6, 2003, the Personal Mobile Service (SMP) operators implemented the Carrier Selection Code (CSP) for long distance calls. Therefore, the TCP operators no longer earn VC2 or VC3 (long-distance) revenues, which were replaced with interconnection revenues from the use of its network to complete long distance calls.

As of July 2003, Bill & Keep was implemented, for which payment for the use of the local network between the SMP operators will only occur when the traffic between them exceeds 55%, causing an impact on revenue and interconnection costs. However, this change does not materially affect EBITDA.

OPERATING PERFORMANCE – TRO CONSOLIDATED

TRO Consolidated
	1Q04	4Q03	Δ %	1Q03	Δ %

Total clients (thousands)	4,452	4,112	8.3%	3,178	40.1%
Contract	954	950	0.4%	860	10.9%
Prepaid	3,498	3,163	10.6%	2,318	50.9%
Market Share (%)*	55.7%	55.4%	0.3p.p.	58.9%	-3.2 p.p.
Net Additions (thousands)	340	519	-34.5%	112	203.6%
Contract	4	34	-88.2%	-	-
Prepaid	336	485	-30.7%	112	200.0%
Net Additions’ Market Share (%)*	59.8%	49.7%	10.1 p.p.	47.1%	12.7 p.p.
Market Penetration (%)	24.5%	23.3%	1.2 p.p.	17.2%	7.3 p.p.
SAC (R$)	84	69	21.5%	146	-42.1%
Monthly Churn (%)	1.7%	2.4%	-0.7p.p	1.5%	0.2p.p.
ARPU (in R$/month)	31.6	38.4	-17.7%	40.1	-21.2%
Contract	74.8	85.0	-12.0%	84.0	-10.9%
Prepaid	18.0	23.2	-22.4%	23.4	-23.1%
Total MOU (minutes)	86	101	-14.4%	106	-18.4%
Contract	184	207	-11.4%	196	-6.4%
Prepaid	57	63	-10.0%	68	-16.0%
Employees	1,470	1,510	-2.6%	1,593	-7.7%
Customer / Employee	3,029	2,723	11.2%	1,995	51.8%

*	Source: ANATEL

TRO Operating Highlights

  TRO’s client base grew 40.1% in the last year and 8.3% in the quarter. This is a result of greater commercial activity and from the incorporation of VIVO, which standardized commercial policies across the group. Net additions in the quarter were 203.6% above the same period in 1Q03.
  TRO maintained the trend observed in the last quarters with a growing share of net additions, reaching 59.8% according to ANATEL.
  Monthly churn declined 0.7 p.p. in 1Q04 to 1.7% (2.4% in 4Q03), as as result of client retention campaigns (handset upgrades, loyalty programmes, and prepaid frequent recharging campaigns) and service quality.
  Blended ARPU reached R$ 31.6, a decrease of 21.2% compared to 1Q03, impacted by the growth in average customer base of 36%, strong promotional bonuses in traffic and the larger proportion of prepaid customers in the base, which totaled 79% (73% in 1Q03). Excluding the SMP effect, blended ARPU would have been R$ 36, a 10% reduction year over year. The decline quarter over quarter also reflects the non-recurring impact of the migration of billing and interconnection platforms, which is estimated to have caused a decline in ARPU of R$ 2.
  SAC at TRO was 42.1% lower than in 1Q03 due to a decline in subsidies, publicity and handset discounts obtained from suppliers following the incorporation of TRO by the VIVO Group.
  Growing operational efficiency, scale gains, and administrative efficiencies allowed for productivity gains in 1Q04 of 51.8% and of 11.2% in comparison to 1Q03 and 4Q03, respectively.

OPERATING PERFORMANCE - AREA 7

Operating Data – TRO – Area 7
	1Q04	4Q03	Δ %	1Q03	Δ %

Total clients (thousands)	3,570	3,311	7.8%	2,561	39.4%
Contract	804	800	0.5%	716	12.3%
Prepaid	2,766	2,511	10.2%	1,845	49.9%
Market Share (%)*	66.9%	66.9%	-	71.7%	-4.8 p.p.
Net Additions (thousands)	259	408	-36.5%	92	181.5%
Contract	11	30	-63.3%	4	175.0%
Prepaid	248	379	-34.6%	88	181.8%
Market Share of Net Additions (%)*	66.9%	60.2%	6.7 p.p.	53.3%	13.6 p.p.
Market Penetration (%)	33.7%	21.4%	12.3 p.p.	16.9%	16.8 p.p.
SAC (R$)	84	71	18.3%	151	-44.4%
Monthly Churn (%)	1.5%	2.2%	-0.7p.p	1.4%	0.1p.p.
ARPU (in R$/month)	31.4	39.2	-19.9%	40.2	-21.9%
Contract	70.6	84.4	-16.4%	82.7	-14.6%
Prepaid	17.8	23.6	-24.6%	23.4	-24.6%
Total MOU (minutes)	88	103	-14.9%	101	-12.8%
Contract	181	209	-13.4%	199	-9.2%
Prepaid	58	64	-9.2%	62	-6.0%
Employees	1,189	1,135	4.8%	1,211	-1.8%
Client / Employee	3,003	2,917	2.9%	2,115	42.0%

*	Source: ANATEL

Operating Highlights – Area 7
  In 1Q04, the client base in Area 7 increased 39.4% compared to 1Q03 and 7.8% versus 4Q03, reaching 3.57 million clients. Net additions in the quarter were 181.5% above those registered in 1Q03.
  In 1Q04, TRO’s Area 7 was responsible for a 66.9% market share of net additions in the states in which it operates, where a total of three wireless companies operate, according to ANATEL.
  In 1Q04, the client base in Area 7 increased 39.4% compared to 1Q03 and 7.8% versus 4Q03, reaching 3.57 million clients. Net additions in the quarter were 181.5% above those registered in 1Q03.
  In Area 7, the contract client base grew 12.3% when compared to 1T03 due to our focus on the corporate market and contract clients.
  TRO maintained its market leadership in Area 7 with a market share of 66.9%, the highest market share of any mobile operator in Brazil.
  SAC declined 44.4% in Area 7 in comparison to 1Q03 because of lower subsidies, publicity and handset discounts obtained from suppliers following the incorporation of TRO by the VIVO Group.
  Rising operational efficiency, scale gains, and administrative efficiencies allowed for productivity gains in 1Q04 of 42.0% and of 2.9% in comparison to 1Q03 and 4Q03, respectively.

OPERATING PERFORMANCE - AREA 8

Operating Data – NBT – Area 8
	1Q04	4Q03	Δ %	1Q03	Δ %

Total clients (thousands)	883	802	10.1%	618	42.9%
Contract	150	149	0.7%	144	4.2%
Prepaid	733	652	12.4%	473	55.0%
Market Share (%)*	33.3%	32.5%	0.8 p.p.	34.3%	-1.0 p.p.
Net Additions (thousands)	81	111	-27.0%	20	305.0%
Contract	1	5	-80.0%	(4)	-
Prepaid	79	106	-25.5%	24	229.2%
Market Share of Net Additions (%)*	44.6%	30.3%	14.3 p.p.	20.9%	23.7 p.p.
Market Penetration (%)	15.9%	15.0%	0.9 p.p.	11.2%	4.7 p.p.
SAC (R$)	96	68	41.2%	174	-44.8%
Monthly Churn (%)	2.4%	3.6%	-1.2p.p	2.1	0.3p.p
ARPU (in R$/month)	32.4	35.0	-7.4%	39.4	-17.8%
Contract	93.2	88.7	5.1%	90.1	3.4%
Prepaid	18.1	21.5	-15.8%	23.3	-22.3%
Total MOU (minutes)	79	89	-10.9%	102	-23.1%
Contract	200	200	0.1%	200	0.3%
Prepaid	51	59	-14.7%	65	-22.4%
Employees	281	375	-25.1%	382	-26.4%
Client / Employee	3,142	2,139	46.9%	1,617	94.3%

*	Source: ANATEL

Operating Highlights – Area 8
  The client base in Area 8 reached 883,000 clients, and rose 42.9% in 1Q04 when compared to the same period last year and 10.1% when compared to the previous quarter. Net additions in the quarter were 305.0% above those registered in 1Q03.
  In 1Q04, TRO’s Area 8 was responsible for a 44.6% market share in net additions in the states in which it operates, where a total of four wireless companies operate, according to ANATEL.
  In Area 8, TRO reached market share of 33.3%, an increase of 0.8 p.p., quarter over quarter in a market with four competitors.
  SAC in Area 8 decreased 44.8% when compared to 1Q03 because of lower subsidies, publicity and handset discounts obtained from suppliers following the incorporation of TRO by the VIVO Group.
  Rising operational efficiency, scale gains, and administrative efficiencies allowed for productivity gains in 1Q04 of 94.3% and of 46.9% in comparison to 1Q03 and 4Q03, respectively.

FINANCIAL PERFORMANCE

Net Operating Revenues
R$ million	1Q04	4Q03	Δ %	1Q03	Δ %

Subscription and usage	204.2	232.1	-12.0%	203.7	0.2%
Network usage charges	190.5	188.0	0.7%	167.7	13.6%
Other services charges	9.7	14.9	-34.9%	4.3	125.6%
Net operating revenue from services	404.4	435.0	-7.0%	375.7	7.6%
Net operating revenues form handsets	58.2	117.5	-50.5%	37.4	55.6%
Total Operating Revenues	462.6	552.5	-16.3%	413.1	12.0%

Net Operating Revenues from Services

In 1Q04 the Company’s net operating revenue from services was R$ 404.4 million, an increase of 7.6% over 1Q03, and 23% excluding the effect of SMP. Revenue growth is a result of a 36% increase in average customer base, which was offset by higher levels of promotional bonuses in the quarter. A 7.0% decline in revenues quarter over quarter was impacted by lower services usage during the holidays, and also reflects the non-recurring effect of billing and interconnection platform migration – causing an estimated negative impact of R$2 on ARPU.

Data Revenues

Data revenue presented strong growth, increasing 123.7% from 1Q03 and representing 4.1% of net operating revenue from services in 1Q04 (2.0% in 1Q03). Incremental data revenue grew as a function of new services made available and from popular nationwide campaigns to promote the access and use of these services. SMS represented 97.7% of data revenue, and increased by 120.1% compared to 1Q03. The average number of SMS messages sent per month in 1Q04 doubled from the same period last year, reaching approximately 39 million.

Operating Costs
R$ million	1Q04	4Q03	Δ %	1Q03	Δ %

Personnel	(33.6)	(41.2)	-18.4%	(22.7)	48.0%
Cost of services rendered	(45.5)	(78.2)	-41.8%	(88.4)	-48.5%
Leased lines	(8.4)	(8.9)	-5.6%	(8.6)	-2.3%
Interconnection	(20.4)	(21.9)	-6.8%	(48.1)	-57.6%
Rents / Insurance / Condominium fees	(4.3)	(4.1)	4.9%	(2.6)	65.4%
Fistel and other fees and contributions	(0.8)	(33.5)	-97.6%	(13.9)	-94.2%
Third-party services	(8.2)	(7.3)	12.3%	(12.5)	-34.4%
Others	(3.4)	(2.5)	36.0%	(2.7)	25.9%
Cost of goods sold	(91.8)	(144.5)	-36.5%	(60.7)	51.2%
Selling expenses	(87.3)	(78.6)	11.1%	(52.1)	67.6%
Provision for doubtful debtors	(16.7)	(8.8)	89.8%	(9.5)	75.8%
Third-party services	(66.5)	(58.9)	12.9%	(34.4)	93.3%
Others	(4.1)	(10.9)	-62.4%	(8.2)	-50.0%
General and administrative expenses	(15.4)	(28.7)	-46.3%	(26.2)	-41.2%
Other operating revenues (expenses)	5.2	(10.1)	n.d.	(0.8)	n.d.
Costs excluding depreciation or amortization	(268.5)	(381.3)	-29.6%	(250.9)	7.0%
Depreciation and amortization	(51.8)	(43.5)	19.1%	(47.0)	10.2%
Total Operating Costs	(320.3)	(424.8)	-24.6%	(297.9)	7.5%

Cost of Personnel	TRO’s cost of personnel went down 18.4% in relation to 4Q03 but rose 48% when compared to 1Q03 impacted by greater commercial activity.

Cost of Services Rendered	Cost of services provided by TRO decreased by 48.5%, due to lower Fistel and other fees compared to 1Q03, following the standardization of Vivo criteria.

Cost of Goods Sold	TRO's cost of goods sold in 1Q04 rose by 51.2% in relation to 1Q03, due to intense commercial activity (gross additions rose 119%) and focus on handset upgrades.

Selling Expenses	Commercial expenses increased by 67.6% in relation to 1Q03, due to an extraordinary level of past dues, higher call center costs, more intense competition and greater levels of promotional activity.

Bad debt

Bad debt, which is provisioned 90 days after it is due, reached 2.7% of gross operating revenues in the quarter, 1.5 percentage points above levels registered in 4Q03 upon standardization to “Vivo” accounting criteria. Excluding this impact (R$ 7.9 million), the provision for past dues would have been 1.7% of gross revenue, 0.2 percentage points below 1Q03. The Company continues to strive to maintain the quality of its contract client base, as well as follow the credit control strategy among resellers and corporate clients adopted by the Vivo Group.

Bad debt

Bad debt, which is provisioned 90 days after it is due, reached 2.7% of gross operating revenues in the quarter, 1.5 percentage points above levels registered in 4Q03 upon standardization to “Vivo” accounting criteria. Excluding this impact (R$ 7.9 million), the provision for past dues would have been 1.7% of gross revenue, 0.2 percentage points below 1Q03. The Company continues to strive to maintain the quality of its contract client base, as well as follow the credit control strategy among resellers and corporate clients adopted by the Vivo Group.

EBITDA	In 1Q04, TRO's EBITDA reached R$ 194.1 million, an increase of 19.7% from 1Q03. EBITDA margin of the period was 42.0%, up 2.7 p.p. when compared to the 1Q03, despite the greater commercial activity.

Depreciation	Depreciation rose 19.1% when compared to 4Q03 due to the CDMA overlay and change in policy regarding depreciation of handsets which was changed from 24 to 18 months.

Financial Result

R$ million	1Q04	4Q03	Δ %	1Q03	Δ %

Financial Income	34.3	48.7	-29.6%	77.9	-56.0%
Exchange rate variation	-	8.0	-	22.2	-
Derivatives gains	(1.0)	-	-	-	-
Other financial income	40.2	48.8	-17.6%	59.7	-32.7%
(-) PIS/Cofins taxes on financial income	(4.9)	(8.1)	-39.5%	(4.0)	22.5%
Financial Expenses	(20.1)	(163.8)	-87.7%	(50.6)	-60.3%
Exchange rate variation	(7.1)	(5.9)	20.3%	-	-
Losses from derivatives	(2.0)	(7.9)	-74.7%	(25.0)	-92.0%
Interest on shareholders’ equity	-	(132.2)	-	-	-
Other Financial Expenses	(10.9)	(17.7)	-38.4%	(25.6)	-57.4%
Net Financial Result	14.3	(115.1)	-112.4%	27.3	-47.6%

Financial Result

TRO’s net financial result in 1Q04 fell R$ 13.0 million when compared to the same period last year. The result was impacted by the repayment of debentures in 2003 and the corresponding application of this cash in the financial market at lower rates, by the new Cofins tax – which has new rate and calculation methodology –, by the drop of effective interest rate (CDI) in 1Q04 to 3.76% compared to 5.67% in 1Q03 and by the non-recurring result occurred in 1Q03.

Loans and Financing
R$ million	March 31, 2004

	Denominated	Denominated
	in US$	in R$
Financial institutions	161.1	190.4

Total	161.1	190.4

R$ million	Mar 31, 2004	Dec 31, 2003	Mar 31, 2003
Short-term	138.8	135.1	317.8
Long-term	212.7	223.1	290.2

Total Debt	351.5	358.2	608.0

Cash and financial investments	(914.2)	(972.1)	(194.8)
Bonds / debentures, net	-	-	(747.9)
Derivatives	17.6	15.0	(31.0)

Net debt	(545.1)	(598.9)	(365.7)

Long-term debt repayment schedule
R$ million	Denominated	Denominated
	in US$	in R$
2005	48.6	41.4
2006	29.4	42.7
After 2006	-	50.6

Total	78.0	134.7

Indebtedness

As of March 31, 2004, TRO’s total debt amounted to R$ 351.5 million (R$ 358.2 million as of December 31, 2003) of which 45.8% was denominated in US dollars. All of our foreign currency debt was hedged through derivative operations. This debt was offset by cash and marketable securities (R$ 914.2 million) and by derivative assets and liabilities (R$ 17.6 million payable), producing a net cash position of R$ 545.1 million, characterizing a flexible financial position. At the end of 1Q04, short-term debt represented 39.5% of total debt, a decline from the 56.3% in 1Q03.

Capital Expenditures

In 1Q04, R$ 41.8 million were invested in property, plant, and equipment, mainly in improvement and expansion of existing service capacity. Also significant was the investment to implement the CDMA (1xRTT) overlay, which already covers 42.4% of the population in TRO’s area 7.

Operating Cash Flow

The positive operating cash flow produced in the period shows that TRO generates enough cash to finance its capital expenditure program. Operating cash flow reached R$ 152.3 million in the quarter, 16.4% above the amount generated in 1Q03.

Subsequent Events

On April 13th, the “VIVO” brand celebrated its first year, reaching the 22 million client mark, making it the 10th largest wireless operator in the world and number one in the southern hemisphere, covering 20 Brazilian states, representing 87% of the territory in the country and 83% of GDP, with a market share of 45% on a national basis and 56% in its coverage area.

Tables below:
Table 1: TRO - Consolidated Income Statement.
Tables 2 and 3: TRO - Consolidated Balance Sheet.

Contacts:	Ronald Aitken – IR Officer
ronald.aitken@vivo.com.br
(11) 5105-1172

Information available on the website http://www.vivo.com.br/ri

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: CONSOLIDATED INCOME STATEMENT FOR
TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Accounts in accordance with the Brazilian Corporate Law)

R$ million	1Q04	4Q03	1Q03

Gross operating revenues	619.5	707.6	524.9
Deductions from gross revenues	(156.9)	(155.1)	(111.8)
Net operating income from services	404.4	435.0	375.7
Net operating revenue from handsets	58.2	117.5	37.4
Net operating income	462.6	552.5	413.1
Operating costs	(268.5)	(381.3)	(250.9)
Personnel	(33.6)	(41.2)	(22.7)
Cost of services rendered	(45.5)	(78.2)	(88.4)
Cost of goods sold	(91.8)	(144.5)	(60.7)
Selling expenses	(87.3)	(78.6)	(52.1)
General and administrative expenses	(15.5)	(28.7)	(26.2)
Other operating income (expenses)	5.2	(10.1)	(0.8)
EBITDA	194.1	171.2	162.2
Depreciation and Amortization	(51.8)	(43.5)	(46.9)
EBIT	142.3	127.7	115.3
Net financial income	14.3	(115.1)	27.3
Operating income	156.6	12.6	142.6
Non-operating revenues / expenses	(2.2)	(3.5)	0.4
Result before taxes	154.4	9.1	143.0
Income tax and social contribution	(53.2)	(1.7)	(49.0)
Minority interest	(1.7)	(2.5)	(1.8)
Reversion of interest on shareholders’ equity	0.0	132.2	-
Net income for the period	99.5	137.1	92.2

TABLE 2: CONSOLIDATED BALANCE SHEET
TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Accounts in accordance with the Brazilian Corporate Law)

R$ million	03/31/2004	12/31/2003

ASSETS

Current Assets	1,632.1	1,610.2

Cash and cash equivalents	914.2	972.1
Net accounts receivable	454.9	390.3
Inventory	79.3	79.1
Deferred and recoverable taxes	155.8	150.0
Prepaid expenses	15.7	12.2
Debentures	0.0	-
Other current assets	12.2	6.5

Long-term receivables	88.6	113.5

Deferred and recoverable taxes	56.6	55.3
Prepaid expenses	3.8
Other long-term assets	28.2	58.2

Permanent	912.5	922.5

Investment	4.2	4.6
Net property, plant and equipment	882.5	891.0
Deferred	25.8	26.9

Total Assets	2,633.2	2,646.2

TABLE 2: CONSOLIDATED BALANCE SHEET
TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Accounts in accordance with the Brazilian Corporate Law)

R$ million	03/31/2004	12/31/2003

LIABILITIES

Current Liabilities	647.1	723.5

Personnel, social security charges/benefits	12.6	20.3
Suppliers and consignment	240.5	270.2
Taxes, fees and contributions	90.7	133.3
Interest on shareholders’ equity and dividends	135.1	135.1
Loans and financing	138.8	135.1
Derivatives transactions	11.0	9.4
Other liabilities	18.4	20.0

Long-term Liabilities	334.8	341.5

Loans and financing	212.7	223.1
Contingency Provisions	112.1	109.4
Provision for pension plan	2.8	2.8
Derivatives transactions	6.7	5.7
Other liabilities	0.5	0.5

Minority Share	26.7	25.0

Shareholders’ Equity	1,624.5	1,556.1

Social Capital	764.5	570.1
Capital reserve	64.1	114.4
Profit reserve	480.2	655.5
Retained earnings (losses)	364.8	265.2
Treasury stock	(49.1)	(49.1)

Funds to be capitalized	0.1	0.1

Total Liabilities	2.633.2	2.646.2

Glossary

Financial Terms:

EBIT – Operating result before interest and taxes.
EBITDA – Operating result before interest, taxes, depreciation and amortization.
EBITDA Margin = EBITDA / Net Operating Income.
CAPEX – Capital Expenditure
Operating Cash Flow = EBITDA – CAPEX.
Subsidy = (net income from goods – cost of goods sold + discounts given by suppliers) / gross additions
PDD – Provision for doubtful debtors. A concept in accounting that measures the provision made for accounts receivable due for more than 90 days.
Net debt = Gross debt – cash – financial investments – securities – active derivative transactions + passive derivative transactions
Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash in a one-year period.
NE – Net Equity
Net debt/ (Net debt + NE) – Index which measures the Company’s financial leverage.
Current Capital (Short-term capital) = Current assets – Current liabilities
Working capital = Current Capital – Net Debt

Technology and Services

CDMA – (Code Division Multiple Access) – Aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain.
1XRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1X technology which, pursuant to the ITU (International Telecommunication Union), and in accordance with the IMT-2000 rules, is the 3G (third generation) Technology.
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1XRTT technology.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997, which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
SMS – Short Message Service – Short text message service for cellular handsets, allowing customers to send and receive alphanumerical messages.

Operating indicators:

Customers – Number of wireless lines in service.
Gross additions – Total of new customers acquired in the period.
Net additions = Gross Additions – Reduction in number of customers
Market share = Company’s total number of customers / number of customers in its operating area
Net additions market share: participation of estimated net additions in the operating area.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area
Churn rate – Percentage measuring the number of inactive customers during a specific time period, relative to the average number of active customers in the same period = number of customers lost in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)
ARPU (Average Revenue per User) – net income from services per month / monthly average of customers in the period
Blended ARPU – ARPU of the total customer base (contract + prepaid)
Contract ARPU – ARPU of contract service users
Prepaid ARPU – ARPU of prepaid service users
MOU (minutes of use) – monthly average, in minutes, of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU – MOU of contract service users
Prepaid MOU – MOU of prepaid service users
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
Productivity = number of customers / permanent employees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.